Linda Cvrkel
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:          P.A.M. Transportation Services, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 14, 2011
File No. 000-15057

Dear Ms. Cvrkel,

P.A.M. Transportation Services, Inc. is in receipt of your comment letter dated June 27, 2011.  Your letter requests a response within ten business days that either amends our filing, provides the requested information, or that advises you when we will provide the requested response.

We would like to advise you that we will provide the requested response by July 19, 2011.

Respectfully,

/s/ Lance K. Stewart

Lance K. Stewart
Chief Financial Officer
P.A.M. Transportation Services, Inc.